SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------


                                    FORM 11-K


                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the fiscal year ended December 31, 2001

                                       OR

( ) Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from _____ to _____


         Commission file Number 1-11806

     A. Full title of plan and the address of plan, if different from that of the issuer named below:

                THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                ETHAN ALLEN INTERIORS INC.
                ETHAN ALLEN DRIVE
                DANBURY, CT  06811

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN


                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN



                                TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----

Independent Auditors' Report                                                                          1

Statements of Net Assets Available for Plan Benefits, December 31, 2001 and 2000                      2

Statement of Changes in Net Assets Available for Plan Benefits, Year ended December 31, 2001          3

Notes to Financial Statements                                                                         4


SCHEDULE:

Schedule of Assets Held for Investment Purposes at End of Year                                       11



All other schedules have been omitted since they are not applicable.

                          INDEPENDENT AUDITORS' REPORT



Ethan Allen Retirement Committee and Participants
The Ethan Allen Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits of the plan for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/  KPMG LLP


June 20, 2002
Stamford, Connecticut

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000


                                                        2001           2000
                                                    ------------   ------------
Assets:
     Investments, at fair value                     $136,333,117   $137,114,591
     Participant loans                                 5,207,058      5,020,839
                                                    ------------   ------------
          Total investments                          141,540,175    142,135,430

     Employer contributions receivable                 4,362,130      4,333,180
     Employee contributions receivable                   449,572        208,317
                                                    ------------   ------------
          Total assets                               146,351,877    146,676,927

Liabilities:
     Refunds payable for excess contributions             49,878         22,805
                                                    ------------   ------------
          Net assets available for plan benefits    $146,301,999   $146,654,122
                                                    ============   ============




See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2001



Additions to net assets:
     Net depreciation in fair value of investments               $  (8,660,214)
     Interest income                                                   453,456
     Dividend income                                                 1,990,298
                                                                 --------------
                 Net investment loss                                (6,216,460)
                                                                 --------------
     Contributions:
        Employer contributions                                       4,514,910
        Employee contributions                                      13,686,421
                                                                 --------------
                 Total contributions                                18,201,331
                                                                 --------------
        Transfer in of Carriage House 401(k)                           313,817
                                                                 --------------
                 Total additions                                    12,298,688
                                                                 --------------
Deductions from net assets:
     Distributions to participants                                  12,598,172)
     Administrative expenses                                           (52,639)
                                                                 --------------
                 Total deductions                                  (12,650,811)
                                                                 --------------
                 Net decrease                                         (352,123)
Net assets available for plan benefits:
     Beginning of year                                             146,654,122
                                                                 --------------
     End of year                                                 $ 146,301,999
                                                                 ==============


See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)   PLAN DESCRIPTION

      The  Ethan  Allen  Retirement   Savings  Plan  (the  Plan)  is  a  defined
      contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. (the Company).

      The following brief description is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the Retirement Program) into the Ethan Allen 401(k) Employee Savings Plan (the 401(k) Plan). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants' accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

      The Plan is offered to all employees who have completed at least three consecutive months of service with the Company. Effective January 1, 2001, the Plan was amended and restated. The amendments included extending eligibility to the employees of the newly acquired Dublin facility and the merger of the Carriage House 401(k) plan relating to the purchase of retail stores in Wisconsin. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS AND VESTING

     Participants may contribute from 1% to 20% of their compensation (as defined in the Plan) up to a maximum tax deferred contribution of $10,500 in 2001 and 2000 to the 401(k) portion of the Plan. Effective January 1, 2002, participants may contribute from 1% to 100% of their compensation up to the maximum allowable contribution. Effective January 1, 2000, the Company matches $1.00 for $1.00 on the first $500 of before-tax contributions and then $0.50 on the $1.00 up to a $1,000. The Company match follows the participants' investment choices as of the date paid. The maximum Company match is $1,000 annually. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 20% of their compensation. The participant's tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 20% of their compensation.

      Employer contributions, if any, to the profit sharing portion of the Plan on behalf of each participant are determined by the board of directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant's account in any year is the lesser of (i) $35,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue Code) or (ii) 25% of the participant's compensation for that Plan year, reduced by any other contributions on the participant's behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit sharing contributions for the Plan in 2001 and 2000.



                                       4                             (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


      Participants who are employed by the Company on the last day of the Plan year are entitled to receive the employer match contributions. Participant contributions, employer 401(k) contributions and profit sharing contributions are 100% vested immediately.

      During 2001 and 2000, certain participants contributed $49,878 and $22,805, respectively, in excess of the allowable qualified contribution. The excess contribution amounts are reflected as a Plan liability at December 31, 2001 and 2000. The excess contributions were refunded in the subsequent year within the penalty free deadline.

      INVESTMENT OF FUNDS

      During 2001 and 2000, the amounts contributed to the Plan were invested in one of the following funds at the direction of the participants. A brief description of the funds is as follows:

            AMERICAN CENTURY STABLE ASSET FUND -- The Stable Asset Fund invests in a diversified portfolio of high-quality investments issued by major financial institutions and in collateralized stable value vehicles, including guaranteed investment contracts. The fund is managed by SEI Trust Company and Dwight Asset Management Company.

            AMERICAN CENTURY SELECT INVESTORS FUND -- The Select Investors Fund invests in common stocks considered by fund managers to have a better than average prospect for appreciation.

            AMERICAN CENTURY ULTRA INVESTORS FUND -- The Ultra Investors Fund invests in medium to large-sized companies that show accelerating growth and earnings.

            AMERICAN CENTURY INTERNATIONAL EQUITY FUND -- The International Equity Fund invests in common stocks of foreign companies considered to have better than average prospects for appreciation.

            ETHAN ALLEN RESTRICTED/UNRESTRICTED STOCK FUNDS -- At December 31, 2001 and 2000, the Plan held 397,435 and 440,298, respectively, restricted shares of common stock of the Company, and 329,328 and 373,540, respectively, of unrestricted shares of common stock of the Company. All of the restricted shares are subject to proxies granted to Mr. Kathwari, the Chairman of the board of directors, President and Chief Executive Officer of the Company, which expire on the earlier of Mr. Kathwari's termination of employment with the Company or March 22, 2003, and 360,871 of these shares are restricted from being sold by the Plan, other than to the Company, in accordance with applicable securities laws. During 2001, the Company purchased approximately 40,834 of restricted shares at a market value of approximately $1,427,819. Additionally, the Ethan Allen Restricted Stock Fund restricts participants from transferring their balances from this fund to other funds of the Plan. No such restrictions exist on investments in the Ethan Allen Unrestricted Stock Fund.

            Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $40.68 and $33.50 per share at December 31, 2001 and 2000, respectively.


                                        5                            (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



            LORD ABBOTT DEVELOPING GROWTH FUND -- The Lord Abbott Developing Growth Fund invests in a diversified portfolio of small company stocks with long-range growth potential.

            AMERICAN CENTURY STRATEGIC ALLOCATION CONSERVATIVE FUND -- The Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds and money market securities with an emphasis on quality bonds and money market securities over stocks. The Fund's targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

            AMERICAN CENTURY STRATEGIC ALLOCATION MODERATE FUND -- The Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The Fund's targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

            AMERICAN CENTURY STRATEGIC ALLOCATION AGGRESSIVE FUND -- The Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The Fund's targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

            CHARLES SCHWAB PERSONAL CHOICE(R) RETIREMENT FUND -- The Personal Choice(R) Retirement Fund allows the investor to purchase mutual funds, stocks, and bonds offered through Charles Schwab & Co., Inc. Participants must transfer a minimum of $2,500 from their current plan balance to elect this option. Participants may transfer up to a maximum of 50% of their fully vested balance. This fund was replaced during the year with the American Century Brokerage Fund.

            AMERICAN CENTURY VISTA INVESTORS FUND -- The Vista Investors Fund invests in common stocks of growing small- to medium-sized companies considered to have better than average prospects for appreciation.

            AMERICAN CENTURY VALUE FUND -- The Value Fund invests primarily in equity securities of well established companies that appear to be undervalued at the time of purchase.

            AMERICAN CENTURY BROKERAGE FUND -- The fund allows investors to purchase mutual funds, stocks, and bonds offered through American Century. This fund replaced the Schwab Personal Choice Brokerage Service offered in 2000.

      LOANS

     The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JP Morgan / American Century, the recordkeeper, for a loan against the 401(k) portion of that participant's account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant's account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant's termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

      Loans are processed by the recordkeeper upon approval of the application. The plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month's close plus 1%. The Prime
      Rate during 2001 and 2000 ranged from 6.0% to 9.5% and 8.5% to 9.5%, respectively.


                                       6                             (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


      PARTICIPANTS' ACCOUNTS

      A separate account is maintained for each participant. Net investment income/(loss) is allocated daily to each participant's account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions are allocated to each participant based on each participant's compensation to total compensation of all participants during the year. In 2001 and 2000, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Plan sponsor.

      DISTRIBUTIONS AND WITHDRAWALS

      Participants may elect to receive their benefits when they reach 59-1/2, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contribution and participant rollover contributions at any time; early withdrawal of before-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59-1/2 or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If your account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.

      In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant's attainment of age 59-1/2; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant's termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 70-1/2.


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The accompanying financial statements have been prepared on the accrual basis of accounting.

      VALUATION OF INVESTMENTS HELD IN TRUST

      Under the terms of a trust agreement between Chase Manhattan Bank, N.A. (the Trustee) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value, which approximates fair value. These contracts are fully benefit responsive and are credited with actual earnings on the underlying investments and are charged for plan withdrawals and administration expenses charged by the issuer of the respective contracts. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates ranged from 5.96% to 7.00% for 2001. Purchases and sales of securities are recorded on a trade-date basis.

      Loans to participants are valued at face value which approximates fair value.



                                       7                             (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



      NEW ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS" 133). SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the Statement of Net Assets Available for Plan Benefits and measure those instruments at fair value. The Plan adopted SFAS 133 in 2001 and the resulting adoption did not have a material impact on the Plan financial statements.


(3)   INVESTMENTS

      The following table presents the Plan's investments which represent 5% or more of the Plan's net assets available for plan benefits at December 31, 2001 and 2000:

                                                                                    2001            2000
                                                                                ------------    -------------
      Investments at fair value as determined by quoted market price:
          Mutual funds:
            American Century Select Investors Fund                              $ 23,499,182    $ 28,290,478
            American Century Ultra Investors Fund                                 23,393,481      25,428,442
            American Century International Equity Fund                             6,140,421       7,701,135
            American Century Strategic Allocation Moderate Fund                   10,218,458       9,447,321

          Common stock:
            Ethan Allen Interiors Inc. - Restricted                               16,546,306      14,795,821
            Ethan Allen Interiors Inc. - Unrestricted                             13,709,262      12,518,501

          Collective trust:
            American Century Stable Asset Fund                                    23,984,724      20,834,695


(4)   USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.


(5)   OBLIGATION FOR PLAN BENEFITS

      Although the Plan is intended to be permanent, the Company expressly reserves the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, participants are entitled to 100% of the current value of their vested account.


(6)   PARTIES-IN-INTEREST

      Certain  Plan  investments  are  shares of mutual  funds  managed  by J.P.
      Morgan/ American Century. J.P. Morgan/ American Century is the recordkeeper as defined by the Plan, therefore, transactions involving these mutual funds qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service amounted to $44,638 for the year ended December 31, 2001.


                                       8                             (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(7)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(8)   TAX STATUS

      The Company has received a determination letter from the Internal Revenue Service dated May 21, 2002 stating that the Plan is a qualified plan under
      Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and legal counsel believes that the Plan continues to be administered in accordance with the applicable sections of the Internal Revenue Code.


(9)   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      Net assets available for plan benefits identified in the financial statements presented herein have not been reduced for participant benefits payable of $279,531 and $189,371 at December 31, 2001 and 2000,
      respectively. However, these amounts have been identified as a reduction to net assets available for plan benefits in the Form 5500 to be filed with the Internal Revenue Service.

      The following is a reconciliation of net assets available for plan benefits reported in these financial statements and on the Form 5500:

                                                                                            DECEMBER 31
                                                                                ----------------------------------
                                                                                     2001               2000
                                                                                --------------      --------------

      Net assets available for plan benefits per the financial statements       $ 146,301,999       $ 146,654,122
      Benefits payable to participants                                               (279,531)           (189,371)
                                                                                --------------      --------------

      Net assets available for plan benefits per the Form 5500                  $ 146,022,468       $ 146,464,751
                                                                                ==============      =============



                                       9                             (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



      The following is a reconciliation of benefits paid to participants reported in these financial statements and on the Form 5500:

                                                                                 YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                    2001
                                                                                -------------

            Benefits paid to participants per the financial statements          $ 12,598,172
            Add benefits payable to participants at year-end                         279,531
            Less benefits payable to participants at previous year-end              (189,371)
                                                                                -------------

            Benefits paid to participants per the Form 5500                     $ 12,688,332
                                                                                =============


      Benefits payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end, but not yet paid as of that date.


(10)  SUBSEQUENT EVENTS

      Effective as of January 1, 2002, the Plan increased its limits for participant after-tax contributions from 20% to 100%. In addition, effective April 1, 2002, the trading restrictions relating to the portion of Company profit sharing contributions invested in Ethan Allen Restricted stock were lifted.

      On April 30, 2002, the Company announced it will close its Randolph, VT manufacturing facility, employing approximately 154 employees. The Company will also close the lumber operations at its Orleans, VT facility, which will reduce the number of employees by 69 from the current employee base of 501.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2001



              IDENTITY OF ISSUE, BORROWER,                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                LESSOR, OR SIMILAR PARTY                    RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE    CURRENT VALUE
--------------------------------------------------------    ----------------------------------------------------    -------------

*American Century Stable Asset Fund                          Collective Trust                                       $  23,984,724
*American Century Select Investors Fund                      Mutual fund                                               23,499,182
*American Century Ultra Investors Fund                       Mutual fund                                               23,393,481
*American Century International Equity Fund                  Mutual fund                                                6,140,421
*Ethan Allen Interiors Inc.                                  Restricted Common Stock                                   16,546,306
*Ethan Allen Interiors Inc.                                  Unrestricted Common Stock                                 13,709,262
*American Century Strategic Allocation Conservative Fund     Mutual fund                                                2,313,372
*American Century Strategic Allocation Moderate Fund         Mutual fund                                               10,218,458
*American Century Strategic Allocation Aggressive Fund       Mutual fund                                                4,272,796
*American Century Vista Investors Fund                       Mutual fund                                                5,246,784
*American Century Value Fund                                 Mutual fund                                                5,225,986
Lord Abbott Fund Developing Growth Fund                      Mutual fund                                                  684,994
*American Century Brokerage Fund                             Mutual fund                                                1,097,351
*Participant loans                                           Loans made to Plan participants at
                                                                prime plus 1% (6.0%-9.5%)                               5,207,058
                                                                                                                    -------------
                 Total investments                                                                                  $ 141,540,175
                                                                                                                    =============


* Denotes a party-in-interest to the Plan.




See accompanying independent auditors' report.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors, Inc., as administrator of the Retirement Program of Ethan Allen Inc., has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         THE ETHAN ALLEN RETIREMENT SAVINGS PLAN



                                         By:  Ethan Allen Interiors Inc.


Date: June 27, 2002                      By:  /s/ Edward D. Teplitz
                                           --------------------------------
                                           Name:  Edward D. Teplitz
                                           Title: Vice President, Finance